Exhibit 99.1

Designated Filer:	Jonathan S. Leff
c/o Warburg Pincus LLC
466 Lexington Avenue
New York, NY 10017
Issuer & Ticker Symbol: Inspire Pharmaceuticals, Inc. (ISPH)
Date of Event Requiring Statement: July 20, 2007

Explanation of Responses:

On July 20, 2007 (the “Closing Date”), Warburg Pincus Private Equity IX, L.P., a Delaware limited partnership (“WP IX”) purchased 140,186 shares of Series A Exchangeable Preferred Stock, par value $0.001 per share (the “Exchangeable Preferred Stock”), of Inspire Pharmaceuticals, Inc. (the “Issuer”) for an aggregate purchase price of $74,999,510, pursuant to a Securities Purchase Agreement, dated as of July 17, 2007 (the “Purchase Agreement”), by and between the Issuer and WP IX. The Issuer has agreed to call a meeting of its stockholders (the “Stockholders Meeting”) to approve, among other things, an exchange of the Exchangeable Preferred Stock for shares of the Issuer’s common stock, par value $0.001 (the “Common Stock”). If the necessary approval pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) (the “HSR Approval”) is obtained prior to the stockholder approval being obtained at the Stockholders Meeting, each share of Exchangeable Preferred Stock will be automatically exchanged for 100 shares of Common Stock (subject to the appropriate adjustment in the event of any stock dividend, stock split, stock distribution or combination, subdivision, reclassification or other corporate actions having the similar effect with respect to the Common Stock) upon receipt of stockholder approval; provided, however, that if the stockholder approval is obtained prior to the HSR Approval, then a portion of the shares of Exchangeable Preferred Stock will be automatically exchanged for shares of Common Stock provided that the number of shares to be exchanged shall not have a value in excess of the lowest notification threshold then in effect under the HSR Act.

WP IX is the direct record owner of 140,186 shares of Exchangeable Preferred Stock, representing 14,018,600 shares of Common Stock issuable upon automatic exchange of the 140,186 shares of Exchangeable Preferred Stock (subject to the appropriate adjustment in the event of any stock dividend, stock split, stock distribution or combination, subdivision, reclassification or other corporate actions having the similar effect with respect to the Common Stock). The sole general partner of WP IX is Warburg Pincus IX, LLC, a New York limited liability company (“WP IX LLC”). Warburg Pincus Partners LLC, a New York limited liability company (“WPP LLC”), is the sole member of WP IX LLC. Warburg Pincus & Co., a New York general partnership (“WP”), is the managing member of WPP LLC. Warburg Pincus LLC, a New York limited liability company (“WP LLC”), manages WP IX. Charles R. Kaye and Joseph P. Landy are each Managing General Partners of WP and Co-Presidents and Managing Members of WP LLC. By reason of the provisions of Rule 16a-1 of the Securities Exchange Act of 1934, as amended, WP, WP LLC, WPP LLC, WP IX LLC, Mr. Kaye and Mr. Landy may be deemed to be the beneficial owners of any securities that may be deemed to be beneficially owned by WP IX. Each of WP, WP LLC, WPP LLC, WP IX LLC, Mr. Kaye and Mr. Landy all disclaim beneficial ownership of all shares of Exchangeable Preferred Stock except to the extent of any indirect pecuniary interest therein.

Jonathan S. Leff, the reporting person, who became a director of the Issuer on July 20, 2007, is a general partner of WP and a managing director and member of WP LLC. As such, Mr. Leff may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Exchange Act) in an indeterminate portion of the securities reported as beneficially owned by WP IX. Mr. Leff disclaims beneficial ownership of such securities to the extent of any indirect pecuniary interest therein. Mr. Leff does not directly own any shares of Exchangeable Preferred Stock.